               S O N F I E L D  &  S O N F I E L D
                    A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-1937 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com ERIN MONROE Legal Assistant erin@sonfield.com

By facsimile and EDGAR

September 2, 2009

Ms. Jessica Plowgian
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington DC 20549-3720

RE:	Arrayit Corporation
Form 10-K/A for the fiscal year ended December 31, 2008
Form 10-Q/A for the quarter ended March 31, 2009 filed July 31, 2009

Form 10-Q for the quarter ended June 30, 2009 filed August 14, 2009
File No. 1-16381

Dear Ms. Plowgian:

This letter is in response to your comments about the captioned filings dated July 31, 2009 and August 14, 2009.  We will address each of your comments in the order presented and, for your convenience; we will restate each of your comments before our response.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Debt Obligations, page 14

1.
We note your response to comment three from our letter dated June 30, 2009. Please clarify whether your disclosure that the oral agreement means that "all prior agreements are now null and void" refers only to the prior oral agreement or if it pertains to all written agreements governing the debt as well. In this regard, clarify whether the oral agreement constitutes a formal waiver of any prior and future defaults on the debt or whether the debt holders would still be able to declare an event of default and would have rights and remedies under the written debt agreements.

        We confirm that pursuant to the oral agreements:

-	Both the previous Oral Agreements and all predecessor written agreements are now null and void.

-
The Oral Agreements constitute a formal waiver of any prior and future defaults on the debt thereby preventing the debt holders from asserting any rights and / or remedies they previously were entitled to under the written agreements.

We have amended the Debt Obligations disclosure on page 14 of our Form 10K for the year ended December 31, 2008 and further have amended the Debt Obligation disclosure on Form 10Q for the three and six months ended March 31 and June 30, 2009 respectively, to include the clarification indicated above.

2.
In addition, please revise your disclosure to clarify that not all of your predecessor or convertible debt is governed by the oral agreement (including, for example, the note payable to Dom & Associates and the convertible notes due to a former officer and shareholder of the company). Please further revise your disclosure in this section to explain the impact of the company's default with respect to the debt instruments that are not governed by the oral agreement, including, for example, the application of higher interest rates on the outstanding principal amounts of such notes. In addition,

We have enhanced our disclosure on Form 10K to clarify that not all debt is covered by the Oral Agreements and have further revised our disclosure to indicate the impact upon the Company of the defaults of debt not covered by the Oral Agreements.

3.
You disclose in subpart (d) of your disclosure about the oral agreement that, "2,926,787 pre-split, (926,572 post-split) series A preferred shares will be surrendered for cancellation by each of the participants." Please explain how you arrived at the number of post-split shares when the ratio of the reverse stock split was one series A preferred shares for every 30 series A preferred shares. Revise your disclosure as appropriate.

We have revised our disclosure in subpart (d) to read “2,926,787 pre-split (97,560 post-split) series A…”

4.
We note your statement that you issued 2,712,500 shares of common stock as a partial liquidation of "the debt" after the fiscal year end. Please disclose when the exchange of stock for debt occurred. Identify the relevant debt and indicate what portion of such debt was liquidated pursuant to this transaction. Disclose how the exchange ratio was determined.

We have enhanced our discussion.

Item 9A(T) Controls and Procedures, page 37

5.
We note your response to comment 19 from our letter dated June 30, 2009 and your reference to a lack of "effective controls over financial statement disclosure." Please note that Item 307 of Regulation S-K requires disclosure of the conclusions of your principal executive and principal financial officers regarding the effectiveness of the company's disclosure controls and procedures (as defined in Rule 13a-l 5(e) under the Exchange Act) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 under the Exchange Act. Please revise your Form 10-K to include this disclosure.

We have revised our disclosure to comply with Item 307.

Forms 10-Q, as Amended, for Fiscal Quarters Ended March 31. 2009 and June 30, 2009

Management's Discussion and Analysis

Results of Operation

6.
We note your response to comment 24 from our letter dated June 30, 2009. Please expand your disclosure in each Form 10-Q to include the terms of the "debt settlement." Such disclosure should clearly identify which warrants and debt, if applicable, were eliminated pursuant to this settlement Please also disclose what portion, if any, of your outstanding debt was converted into common shares on March 13, 2009 and March 16,2009. In addition, tell us the portion of this debt that was still outstanding as of the end of each fiscal quarter. We note that the debt underlying your oral agreements is not reflected in Note 6 to the financial statements of either Form 10-Q.

We have revised both Note 6 to the financial statements and the MD and A discussion.

Liquidity and Capital Resources

7.
We note your response to comment 25 from our letter dated June 30, 2009, but we cannot locate the "enhanced" disclosure you reference in your response letter dated July 30, 2009. Please revise this section in each Form 10-Q to reflect the disclosure we previously requested.

    We have revised this section to reflect the requested disclosure.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

8.
We note your response to comment 26 from our letter dated June 30, 2009. Please further revise your disclosure in each Form 10-Q to identify the persons to whom the securities were sold and indicate the aggregate amount of debt that was converted into common shares pursuant to this transaction. Please also indicate which exemption from registration the company claimed for this transaction and state briefly the facts the company relied upon to utilize such exemption. See Item 701 of Regulation S-K

We have revised our disclosure.

All persons who are responsible for the accuracy and adequacy of the disclosure in the filing have undertaken to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. The company and its management understand that they are in possession of all facts relating to a company’s disclosure and they are responsible for the accuracy and adequacy of the disclosures they have made.

Very truly yours,

Robert L. Sonfield, Jr.
Managing Director

Cc: Rene’ Schena, Chief Executive Officer
Arrayit Corporation